Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet and Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: Great news that @COattnyGeneral is coming off the State AG lawsuit and joining @TheJusticeDept settlement! CO knows that New T-Mobile will create jobs and deliver 5G to rural areas of the state-and beyond! Key info: http://www.NewT-Mobile.com [link to the news release below]

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Facebook post: New T-Mobile is ready to deliver real competition and more affordable options to Colorado consumers – and beyond! Thank you Colorado Attorney General for seeing all the great benefits our transaction with Sprint will have, like job growth and 5G in rural areas. With Colorado coming off the State AG lawsuit we are one step closer to 5G for all! Key info: www.newtmobile.com [link to the news release below]

Attorney General’s office secures 2,000 jobs, statewide 5G network deployment under agreements with Dish, T-Mobile

Oct. 21, 2019 (DENVER, Colo.)— Dish Network will locate its new wireless headquarters with at least 2,000 full-time employees in Colorado and T-Mobile will significantly build out a statewide 5G network, particularly in rural areas, under agreements the Colorado Attorney General’s office announced today. The companies agree to pay up to a total of $100 million if they fail to meet these commitments.

Because of the substantial benefits that Coloradans will gain from these commitments, the Attorney General’s Office will end its participation in a multistate lawsuit it joined in June to halt the T-Mobile and Sprint merger. The U.S. Justice Department recently approved the $26.5 billion merger, in which Dish agreed to acquire the companies’ prepaid businesses and get access to T-Mobile’s network for $5 billion, making it the fourth largest nationwide wireless carrier.

“The State of Colorado joined a multistate lawsuit to block the T-Mobile-Sprint merger because of concerns about how the merger would affect Coloradans. The agreements we are announcing today address those concerns by guaranteeing jobs in Colorado, a statewide buildout of a fast 5G network that will especially benefit rural communities, and low-cost mobile plans,” said Chief Deputy Attorney General Natalie Hanlon Leh. “Our announcement today ensures Coloradans will benefit from Dish’s success as a nationwide wireless competitor.”

Under an agreement with Dish, the company will locate and maintain its wireless headquarters at its Riverfront facility in Littleton for at least seven years. The company will also employ a minimum of 2,000 full-time employees working primarily on wireless at Dish facilities in Colorado including Riverfront, and their Inverness and Meridian facilities in Englewood. In addition, Colorado will be among the first ten states where Dish plans to deploy 5G broadband services by 2023. Dish faces up to $20 million in penalties if it does not meet its commitments to the state.

In a separate agreement with T-Mobile, Coloradans will benefit from improved 5G coverage in the state, especially in rural areas. The New T-Mobile has agreed to the following commitments:

Statewide Network Build Commitment:

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Within three years of the closing date of the merger, New T-Mobile will deploy a 5G network in Colorado with at least 68 percent of the Colorado population having access to download speeds equal to or greater than 100 Mbps, and at least 76 percent of the Colorado population having access to download speeds equal to or greater than 50 Mbps.

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Within six years of the closing date, New T-Mobile will deploy a 5G network in Colorado with at least 92 percent of the Colorado population having access to download speeds equal to or greater than 100 Mbps, and at least 93 percent of the Colorado population having access to download speeds equal to or greater than 50 Mbps.

Rural Network Build Commitment

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Within three years of the closing date, New T-Mobile will deploy a 5G network in Colorado with at least 60 percent of the Colorado rural population having access to download speeds equal to or greater than 100 Mbps, and at least 63 percent of the Colorado rural population having access to download speeds equal to or greater than 50 Mbps.

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Within six years of the closing date, New T-Mobile will deploy a 5G network in Colorado with at least 74 percent of the Colorado rural population having access to download speeds equal to or greater than 100 Mbps, and at least 84 percent of the Colorado rural population having access to download speeds equal to or greater than 50 Mbps.

Low-Price Mobile Plan Commitment

•	For at least five years following the closing date, New T-Mobile will offer new low-priced plans in the state that are available to all customers and provides:
○	Unlimited talk, text, and 2GB of data for $15 or less per month; and
○	Unlimited talk, text, and 5GB of data for $25 or less per month.

T-Mobile faces up to $80 million in penalties if it fails to meet its commitments to the state.

Hanlon Leh, Solicitor General Eric Olson, and attorneys from the Colorado Department of Law’s Consumer Protection Section negotiated the agreements with Dish and T-Mobile. Attorney General Phil Weiser recused himself from the matter.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.